UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2022

Post Holdings, Inc.

(Exact name of registrant as specified in its charter)

Missouri	001-35305	45-3355106
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2503 S. Hanley Road St. Louis Missouri	63144
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (314) 644-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	POST	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On February 14, 2022, Post Holdings, Inc. (“Post”) issued a press release announcing a record date of February 25, 2022 (the “Record Date”) for the previously announced spin-off of 80.1% of its interest in BellRing Brands to Post shareholders. Subject to the satisfaction or waiver of customary closing conditions, on the distribution date for the spin-off, Post is expected to distribute approximately 78 million shares of common stock of BellRing Distribution, Inc. (“New BellRing”) on a pro rata basis to Post shareholders as of the Record Date (the “Distribution”). As previously announced, upon completion of the Distribution, BellRing Brands, Inc. (“BellRing”) will merge with a subsidiary of New BellRing (the “Merger”) and each outstanding share of BellRing Class A common stock will be converted into the right to receive one share of New BellRing common stock. Additionally, BellRing stockholders and Post will receive their pro rata share of an amount of cash that Post and BellRing currently anticipate to be approximately $400 million.

The Distribution and the Merger are currently expected to be completed in the first calendar quarter of 2022, subject to certain customary conditions being satisfied or waived as of the closing date.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated February 14, 2022

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Information

Certain matters discussed in this filing are forward-looking statements. These forward-looking statements are made based on known events and circumstances at the time of release, and as such, are subject to uncertainty and changes in circumstances. These forward-looking statements include statements regarding Post’s proposed distribution of a significant portion of its interest in BellRing to Post shareholders, including the amount of New BellRing equity Post intends to distribute, the form of the distribution, the amount of cash Post and BellRing currently anticipate to be distributed to BellRing stockholders and Post, the anticipated tax treatment of the proposed transaction and the expected timing of the completion of the proposed transaction. There is no assurance that the proposed distribution will be completed as anticipated or at all, and there are a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the forward-looking statements made herein, including risks relating to unanticipated developments that prevent, delay or negatively impact the proposed distribution, the rapidly changing situation related to the COVID-19 pandemic and other risks and uncertainties described in Post’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements represent Post’s judgment as of the date of this release. Post disclaims, however, any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

This filing does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, New BellRing (as BellRing Distribution, LLC)

has filed a registration statement of New BellRing on Form S-4 (File No. 333-261741) with the SEC, which contains a prospectus of New BellRing and a definitive proxy statement of BellRing, dated February 3, 2022, and a registration statement of New BellRing on Form S-4/S-1 (File No. 333-261873) with the SEC, which contains a preliminary prospectus of New BellRing, dated January 31, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/ PROSPECTUSES, PROXY STATEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW BELLRING, BELLRING AND THE PROPOSED TRANSACTION. The registration statements were declared effective by the SEC on February 3, 2022, and a definitive proxy statement/prospectus was mailed on or about February 3, 2022 to stockholders of BellRing seeking that such stockholders adopt the definitive agreement for the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov, Post’s website, www.postholdings.com, or BellRing’s website, www.bellring.com.

The transaction and distribution of this filing may be restricted by law in certain jurisdictions and persons who come into possession of any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made, directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in a Solicitation

Post, BellRing, New BellRing and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BellRing’s stockholders with respect to the approvals required to complete the proposed transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, is set forth in BellRing’s definitive proxy statement filed with the SEC. Information regarding the directors and executive officers of Post is available in its definitive proxy statement, which was filed with the SEC on December 6, 2021. Information regarding the directors and executive officers of BellRing is available in its definitive proxy statement, which was filed with the SEC on December 29, 2021, and its definitive proxy statement relating to the proposed transaction, which was filed with the SEC on February 3, 2022. Free copies of these documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2022	Post Holdings, Inc.
(Registrant)

	By:	/s/ Diedre J. Gray
	Name:	Diedre J. Gray
	Title:	EVP, General Counsel & Chief Administrative Officer, Secretary

Exhibit 99.1

Post Holdings Announces Record Date for Anticipated Spin-Off of its Interest in BellRing Brands to Post Shareholders

ST. LOUIS, February 14, 2022—Post Holdings, Inc. (NYSE:POST) (“Post”), a consumer packaged goods holding company, today announced it has set a record date of February 25, 2022 (the “Record Date”) for the anticipated spin-off of 80.1% of its interest in BellRing Brands (“BellRing”) to Post shareholders.

Subject to the satisfaction of certain customary conditions, Post is expected to distribute approximately 78 million shares of common stock of BellRing Distribution, LLC (which will convert into a Delaware corporation prior to the distribution and be renamed BellRing Brands, Inc.) (“New BellRing”) on a pro rata basis to Post shareholders on the distribution date for the spin-off. Based on the number of Post common shares outstanding as of January 31, 2022, Post shareholders would receive 1.261585 shares of New BellRing common stock for each share of Post common stock held as of the Record Date. The actual distribution ratio for the shares of New BellRing to be distributed per share of Post common stock will be determined based on the number of shares of Post common stock outstanding as of the close of business (Eastern time) on the Record Date.

Fractional shares of New BellRing common stock will not be distributed to Post common shareholders. Instead, the fractional shares of New BellRing common stock will be aggregated and any whole shares obtained as a result of such aggregation will be sold in the open market, with the net proceeds distributed pro rata in the form of cash payments to Post shareholders who would otherwise receive fractional shares of New BellRing common stock. The spin-off is expected to qualify as a tax-free distribution to Post shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares of New BellRing common stock.

As previously announced, upon completion of the distribution, BellRing will merge with a subsidiary of New BellRing and each outstanding share of BellRing Class A common stock will be converted into one share of New BellRing common stock. Additionally, as discussed in more detail in BellRing’s definitive proxy statement, in the transaction, BellRing stockholders and Post will receive their pro rata share of an amount of cash that Post and BellRing currently anticipate to be approximately $400 million. Prior to the distribution and the merger, New BellRing will be renamed “BellRing Brands, Inc.” and its common stock will continue to be traded under the ticker symbol “BRBR” following the transactions.

Post and BellRing expect the distribution to be completed in the first calendar quarter of 2022, subject to certain customary conditions, including the receipt of certain tax opinions and the approval of BellRing’s stockholders (including the approval of BellRing’s stockholders other than Post, New BellRing and their respective affiliates). There can be no assurance that the proposed transaction will be completed as anticipated or at all.

Post shareholders will not be required to pay cash or other consideration for the shares of New BellRing to be distributed to them or to surrender or exchange their shares of Post common stock to receive the distribution.

Two-Way Trading to Begin for Post Common Stock on the NYSE

Post has been advised by the New York Stock Exchange (the “NYSE”) that, beginning on or about February 24, 2022, and continuing through and including the close of trading on the distribution date, there will be two markets in Post common stock on the NYSE: a “regular way” market and an “ex-distribution” market. During this period of two-way trading in Post common stock, a Post shareholder can sell the right to his or her shares of New BellRing common stock that he or she will receive pursuant to the distribution in a “when issued” market. These trading options are outlined in further detail below.

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POST

If, during the period of two-way trading, a Post shareholder sells shares of Post common stock in the “regular way” market (under Post’s NYSE symbol, “POST”), the shareholder will be selling both his or her shares of Post common stock and his or her right to receive shares of New BellRing common stock pursuant to the distribution.

POST WI

If, during this period of two-way trading, a Post shareholder sells shares of Post common stock in the “ex-distribution” market (under the temporary NYSE symbol “POST WI”), the shareholder will be selling only his or her shares of Post common stock and will be retaining his or her right to receive shares of New BellRing common stock pursuant to the distribution.

BRBR WI

A Post shareholder also has the option of selling his or her right to shares of New BellRing common stock and to retain his or her shares of Post common stock during this period in the “when issued” market. This option will be available under the temporary NYSE symbol “BRBR WI”.

Trades under the symbols “POST WI” and “BRBR WI” will settle following the distribution date. If the distribution is not completed, all trades under the symbols “POST WI” and “BRBR WI” will be cancelled.

In all cases, investors are encouraged to consult with their financial advisors regarding the specific implications of selling shares of their Post common stock or the right to receive shares of New BellRing common stock on or before the close of trading on the distribution date.

Forward-Looking Statements

Certain matters discussed in this press release are forward-looking statements. These forward-looking statements are made based on known events and circumstances at the time of release, and as such, are subject to uncertainty and changes in circumstances. These forward-looking statements include statements regarding Post’s proposed distribution of a significant portion of its interest in BellRing to Post shareholders, including the amount of New BellRing equity Post intends to distribute, the form of the distribution, the amount of cash Post and BellRing currently anticipate to be distributed to BellRing stockholders and Post, the anticipated tax treatment of the proposed transaction and the expected timing of the completion of the proposed transaction. There is no assurance that the proposed distribution will be completed as anticipated or at all, and there are a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the forward-looking statements made herein, including risks relating to unanticipated developments that prevent, delay or negatively impact the proposed distribution, the rapidly changing situation related to the COVID-19 pandemic and other risks and uncertainties described in Post’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements represent Post’s judgment as of the date of this release. Post disclaims, however, any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

This release does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, New BellRing (as BellRing Distribution, LLC) has filed a registration statement of New BellRing on Form S-4 (File No. 333-261741) with the SEC, which contains a prospectus of New BellRing and a definitive proxy statement of BellRing, dated February 3, 2022, and a registration statement of New BellRing on Form S-4/S-1 (File No. 333-261873) with the SEC, which contains a preliminary prospectus of New BellRing, dated January 31, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/ PROSPECTUSES, PROXY STATEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME

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AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW BELLRING, BELLRING AND THE PROPOSED TRANSACTION. The registration statements were declared effective by the SEC on February 3, 2022, and a definitive proxy statement/prospectus was mailed on or about February 3, 2022 to stockholders of BellRing seeking that such stockholders adopt the definitive agreement for the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov, Post’s website, www.postholdings.com, or BellRing’s website, www.bellring.com.

The transaction and distribution of this release may be restricted by law in certain jurisdictions and persons who come into possession of any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made, directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in a Solicitation

Post, BellRing, New BellRing and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BellRing’s stockholders with respect to the approvals required to complete the proposed transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, is set forth in BellRing’s definitive proxy statement filed with the SEC. Information regarding the directors and executive officers of Post is available in its definitive proxy statement, which was filed with the SEC on December 6, 2021. Information regarding the directors and executive officers of BellRing is available in its definitive proxy statement, which was filed with the SEC on December 29, 2021, and its definitive proxy statement relating to the proposed transaction, which was filed with the SEC on February 3, 2022. Free copies of these documents may be obtained as described above.

About Post Holdings, Inc.

Post Holdings, Inc., headquartered in St. Louis, Missouri, is a consumer packaged goods holding company operating in the center-of-the-store, refrigerated, foodservice, food ingredient and convenient nutrition food categories. Its businesses include Post Consumer Brands, Weetabix, Michael Foods, Bob Evans Farms and BellRing Brands. Post Consumer Brands is a leader in the North American ready-to-eat cereal category and also markets Peter Pan® nut butters. Weetabix is home to the United Kingdom’s number one selling ready-to-eat cereal brand, Weetabix®. Michael Foods and Bob Evans Farms are leaders in refrigerated foods, delivering innovative, value-added egg and refrigerated potato side dish products to the foodservice and retail channels. Post’s publicly-traded subsidiary BellRing Brands, Inc. is a holding company operating in the global convenient nutrition category through its primary brands of Premier Protein® and Dymatize®. Post participates in the private brand food category through its investment with third parties in 8th Avenue Food & Provisions, Inc., a leading, private brand centric, consumer products holding company. For more information, visit www.postholdings.com.

Contact:

Investor Relations

Jennifer Meyer

jennifer.meyer@postholdings.com

(314) 644-7665

Media Relations

Lisa Hanly

lisa.hanly@postholdings.com

(314) 665-3180

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